UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 2 November 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
:
Proposed listing of Sasol bee Ordinary Shares on the
proposed BEE segment of the exchange operated by JSE
Limited (“JSE”)
Annexure – Circular to Sasol Shareholders

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
JSE share code: SOL ISIN: ZAE000006896
NYSE share code: SSL ISIN: US8038663006
(“Sasol” or “the Company”)

Proposed listing of Sasol bee Ordinary Shares on the proposed
BEE segment of the exchange operated by JSE Limited (“JSE”)

1. Introduction and rationale
Sasol BEE Ordinary Shares were issued to the public pursuant to the Sasol cash invitation prospectus dated May 2008 (“Cash Invitation”). Sasol BEE
Ordinary Shareholders became entitled to sell, with effect from 8
September 2010, their Sasol BEE Ordinary Shares to Black groups and persons determined in accordance with the Codes issued under the Broad
Based Black Economic Empowerment Act, 2003 and such Sasol BEE Ordinary
Shareholders’ respective contracts with Sasol referred to below (“Black
Groups and Black Persons”). When the Cash Invitation was issued by Sasol, each successful applicant was required to sign the application form and as a result became bound by the cash contract contained in the Cash
Invitation (“Cash Contract”). From 8 September 2010 until the establishment of the trading mechanism referred to below, Black Groups and Black Persons acquiring Sasol BEE Ordinary Shares were, and will be, obliged to sign a slightly modified version of the Cash Contract (“New
Cash Contract”).

As part of Sasol’s commitment to Sasol BEE Ordinary Shareholders to use its best endeavours to set up a trading mechanism for the Sasol BEE
Ordinary Shares, Sasol in conjunction with the JSE explored the possibility of expanding the JSE’s existing securities trading sectors to make provision for the trading of Sasol BEE Ordinary Shares between Black
Groups and Black Persons.

As all trading on the JSE currently takes place on the basis of the principle of unrestricted transfers, it became clear that it would be necessary to implement an entirely new ground-breaking system to allow trading only under a restricted transfer environment to accommodate
Sasol’s primary requirement that all trades in Sasol BEE Ordinary Shares must be between Black Groups and Black Persons. The JSE committed to implement such a trading mechanism but on a generic basis, to enable issuers of securities which require transfers of these securities to be restricted to Black Groups and Black Persons but excluding Sasol-specific requirements (“BEE Compliant Persons”), to list these securities (“BEE
Securities”). Sasol has worked extensively with the JSE on this initiative, and has dedicated significant resources to develop, in conjunction with the JSE, the concept of the proposed BEE segment of the
Main Board of the JSE (“BEE Segment”). This initiative has impacted upon and required the co-operation of not only the JSE itself but also the JSE members, Central Securities Depository Participants and Strate Limited
(“Strate”). Due to the aforegoing, the initiative could not be finalised in time for 8 September 2010 or in advance of the general meeting referred to in paragraph 5 below.

However, an interim solution allowing for trading amongst Black Groups and Black Persons has been available to the holders of Sasol BEE Ordinary
Shares since 8 September 2010 and will remain in place until such time as a trading mechanism is available to Sasol BEE Ordinary Shareholders.

2. Proposed BEE Segment
The proposed BEE Segment will be a sector of the Main Board on which BEE
Securities that meet the proposed new JSE Listings Requirements (referred to below) will be listed. This will not be a separate board for the listing of companies, but rather a trading mechanism for BEE Securities.
The Main Board operates on the principle that there are no restrictions on the transfer of shares. The proposed BEE Segment will differ in that purchases of BEE Securities will be restricted to BEE Compliant Persons.
It will therefore be necessary to amend the JSE rules and directives, and the JSE Listings Requirements (“Proposed New JSE Requirements”) to deal with the requirement that the transferability of BEE Securities is restricted to take place only between BEE Compliant Persons.

It will also be necessary to make consequential amendments to the Strate rules and directives. These have not yet been formally approved. Sasol has elected to convene a general meeting (notice of which is contained in a circular dated 1 November 2010 (“the Circular”)) knowing that the
Proposed New JSE Requirements and the Strate amendments have not yet been formally approved and understanding that as a result, if there are material changes to the Proposed New JSE Requirements, the JSE may request Sasol to issue a supplementary circular or additional announcement/s. Sasol also appreciates that until the Proposed New JSE
Requirements are approved, legally the JSE cannot approve the listing of the Sasol BEE Ordinary Shares on the JSE. However, the JSE has indicated
that it has no reason at this time to consider that there will be material changes to the Proposed New JSE Requirements, and if there are no such changes, it will after the Proposed New JSE Requirements have come into force, approve the listing of the Sasol BEE Ordinary Shares on the BEE Segment.

3. Bulk dematerialisation
Sasol considers, for reasons explained in detail in the Circular, that a listing on the BEE Segment is the most appropriate trading mechanism available for the holders of Sasol BEE Ordinary Shares.

Sasol BEE Ordinary Shares are currently required to be held only in certificated form in terms of the Cash and New Cash Contracts. The JSE does not permit trading in securities which are in certificated form, but requires them to be in dematerialised form. (Dematerialisation is simply a technical term referring to the process whereby all the share certificates in respect of shares are converted to electronic records of ownership.) Sasol will bear the costs of the dematerialisation of the
Sasol BEE Ordinary Shares necessary for trading on the JSE. This cost, as well as the significant administrative burden if individual
dematerialisations were to occur, would be significantly reduced if a bulk dematerialisation rather than individual dematerialisation of the
Sasol BEE Ordinary Shares is undertaken.

A bulk dematerialisation would entail the dematerialisation of all the
Sasol BEE Ordinary Shares (other than in respect of those shareholders who elect not to participate) at once with a simultaneous transfer into the name of Computershare Nominees (Proprietary) Limited to be held by it for and on behalf of the relevant Sasol BEE Ordinary Shareholders, as the registered holder, but without affecting the beneficial ownership of those Sasol BEE Ordinary Shares (“Bulk Dematerialisation”).

Undertaking a Bulk Dematerialisation will require the passing of appropriate resolutions by the Sasol shareholders. If the necessary resolutions for the Bulk Dematerialisation and other requisite resolutions are passed and where appropriate, registered, and the
Proposed New JSE Requirements and Strate amendments are formally approved, it is anticipated that the Sasol BEE Ordinary Shares will be listed on the proposed BEE Segment on Tuesday, 1 February 2011.

In order to enable the Company to achieve the Bulk Dematerialisation, the
Cash Contract and New Cash Contract will need to be amended to permit dematerialisation (“Amended Cash Contract” and “Amended New Cash
Contract”) and provide for the consequences of the proposed listing. Had the possibility of a listing on the proposed BEE Segment been available when the Cash Contract became effective, Sasol would certainly have put in the necessary enabling provisions required. However, as that possibility was not available at that time, the Cash Contract (and consequently the New Cash Contract) did not expressly do so. These changes are being proposed as an integral part of the Bulk
Dematerialisation because without them the Bulk Dematerialisation cannot take place.

If the necessary resolutions for the Bulk Dematerialisation are not passed and/or not registered, Sasol will consider its position having regard to the additional costs and significant administrative burden which it would have to incur to implement individual dematerialisation and will determine whether to list the Sasol BEE Ordinary Shares on the proposed BEE Segment or alternatively to set up an over-the-counter trading system (“OTC”). It is anticipated that whatever Sasol decides, a trading mechanism will be available during February 2011.

A Sasol BEE Ordinary Shareholder can elect not to participate in the Bulk
Dematerialisation, but instead to retain his/her/its Sasol BEE Ordinary
Shares in certificated form (“Election Shareholders”) by submitting his/her/its form of election which is attached to the Circular.

4. BEE contract
The JSE will prescribe, as part of its Proposed New JSE Requirements, that a BEE contract be signed by those who wish to purchase BEE
Securities listed on the proposed BEE Segment (“BEE Contract”). The BEE
Contract is a generic contract which has been designed to make provision for all issuers who may list their BEE Securities on the proposed BEE
Segment, to achieve the requirement that BEE Securities are beneficially owned only by BEE Compliant Persons.

5. General meeting
A general meeting of Sasol shareholders will be held immediately after the conclusion, adjournment or postponement of the annual general meeting convened to take place at Summer Place, 69 Melville Road, Hyde Park,
Johannesburg, South Africa, on Friday, 26 November 2010 at 09:00. The
general meeting will consider and, if deemed fit, pass the requisite resolutions which are contained in the notice of general meeting
(included in the Circular).

6. Circular to Sasol Shareholders
The Circular setting out the full details of the listing of Sasol BEE
Ordinary Shares on the JSE, and incorporating a notice convening the general meeting referred to in paragraph 5 above, is being posted to
Sasol shareholders and will be available on Sasol’s website
(www.sasol.com).

7. Sasol Inzalo Public Limited (“Sasol Inzalo”) ordinary shares
None of the aforegoing concerns the holders of ordinary shares in Sasol
Inzalo which were issued to applicants in terms of the Sasol Inzalo funded invitation prospectus dated May 2008 containing the funded invitation as defined in that prospectus. These shares become capable of transfer to BEE Compliant Persons from September 2011. Further announcements in this regard will be made at an appropriate time.

Johannesburg
2 November 2010

Financial Adviser and Sponsor
Deutsche Bank

Attorneys
Edward Nathan Sonnenbergs

Transfer Secretaries
Computershare

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2010                                                   By:   /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary